Afya Limited Announces Medical Seats Increase in AFYA Faculdade de Ciências Médicas Bragança

Belo Horizonte, Brazil, November 07, 2025 – Afya Limited (Nasdaq: AFYA; B3: A2FY34) (“Afya” or the “Company”), the leading medical education group and medical practice solutions provider in Brazil, today announced that the Secretary of Regulation and Supervision of Higher Education of the Ministry of Education (“MEC”) authorized the increase of 100 medical seats of ITPAC Porto Nacional – Instituto Tocantinense Presidente Antonio Carlos Porto S.A. (AFYA Faculdade de Ciências Médicas Bragança), in the city of Bragança, located in the state of Pará.

With the authorization, Afya reaches 150 medical seats on this campus, and 3,753 total approved seats. This significant presence underscores our commitment to providing quality medical education and our role as a leading medical education group in Brazil.

About Afya:

Afya is a leading medical education group in Brazil based on the number of medical school seats, delivering an end-to-end physician-centric ecosystem that serves and empowers students and physicians to transform their ambitions into rewarding lifelong experiences from the moment they join us as medical students through their medical residency preparation, graduation program, continuing medical education activities and offering medical practice solutions to help doctors enhance their healthcare services through their whole career.

Contact: Investor Relations: ir@afya.com.br